Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED NOVEMBER 30, 2021

(Expressed in Canadian dollars unless otherwise stated)

February 28, 2022

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the year ended November 30, 2021, should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended November 30, 2021, and its annual information form (the "AIF"), copies of which are available under the Company's profile at www.sedar.com.

The Company's audited consolidated financial statements for the year ended November 30, 2021, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").  Unless otherwise stated, all information contained in this MD&A is as of February 28, 2022.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof; (iv) future acquisition strategy; and (v) the Company's strategy; and future business plans, including the execution of its value enhancement strategies. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (iii) commodities prices; (iv) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; and (v) the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licences and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; and (xiv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the AIF.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the Almaden Gold Project, located in Idaho, United States; the São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, Brazil, respectively; the Crucero Gold Project, located in Peru; and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on the execution of a dual pronged approach of advancing the existing portfolio including pursuing partnerships and joint ventures, the continuation of evaluating accretive acquisition opportunities and evaluating spin-outs and disposition opportunities.

Recent Developments

The following is a description of developments respecting the business of the Company during the fiscal year ended November 30, 2021.

Initial Public Offering of Gold Royalty Corp. and Subsequent GRC Developments

On March 11, 2021, GRC closed its initial public offering (the "IPO") of 18,000,000 units of GRC (the "Units") at a price of US$5.00 per Unit for gross proceeds of US$90.0 million. Each Unit is comprised of one common share and one-half of a warrant to purchase a common share of GRC. Each full warrant entitles the holder thereof to acquire a common share of GRC at a price of US$7.50 per share for a period of three years after the issuance date. On completion of the offering and after the exercise of over-allotments, the Company held 20,000,000 common shares of GRC.

As a result of the completion of the IPO, the Company no longer controlled GRC and deconsolidated it effective March 11, 2021.  Based on the retained shareholding interest in GRC and other factors discussed under "Investment in associate – Gold Royalty Corp." below, the Company determined that it had significant influence, rather than control, over GRC and had reported the results of GRC as an associate using the equity method effective March 11, 2021.

Material developments related to GRC following the IPO are as follows:

Acquisition of Ely Gold Royalties Inc. by GRC. On August 23, 2021, GRC announced that it had completed the acquisition of all of the outstanding common shares of Ely Gold Royalties Inc. ("Ely Gold") pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from approximately 48.1% to 27.6%. The Company determined that it continued to have significant influence over GRC after the Ely Gold acquisition.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Acquisitions of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd. by GRC.  On November 5, 2021, GRC announced it had completed a business combination, pursuant to definitive agreements with each of Abitibi Royalties Inc. ("Abitibi Royalties") and Golden Valley Mines and Royalties Ltd. ("Golden Valley"), in which GRC would acquire all of the issued and outstanding common shares of each of Abitibi Royalties and Golden Valley by way of statutory plans of arrangement.  Based on the retained shareholding interest in GRC and other factors discussed under "Determination of significant influence – Gold Royalty Corp" below, the Company determined that it no longer had significant influence over GRC and reported the results of GRC as an investment in GRC effective November 5, 2021, with GRC being initially recognized at fair value and then subsequently measured at fair value through other comprehensive income ("FVTOCI").

Margin Loan

On October 28, 2021, the Company received a margin loan facility for a maximum amount of $24.7 million (US$20 million) (the "Facility") from the Bank of Montreal ("BMO"). The amount of the unutilized portion of the Facility may not exceed US$10,000,000 at any time (the "Unutilized Portion"). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum and the unutilized portion of the Facility is subject to a standby fee of 3.00% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.50% pursuant to the terms of the Facility and accept a minimum initial advance of US$10 million of the US$20 million Facility.

The Facility is secured by a pledge of the 20,000,000 shares of GRC held by the Company. The Facility matures on the earlier of: (i) October 28, 2022 ("Original Maturity Date"); or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 27.95%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that an early payment fee is made equal to the amount that would have been accrued on US$10,000,000 from the early payment date to the Original Maturity Date. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The Facility, subject to BMO approval, has a one-year year extension option with an additional fee payable on the Original Maturity Date equal to 1.5% of the Facility. BMO has the option to set the early repayment date when the closing price of GRC's shares is equal to or less than US$2.56. As at November 30, 2021 GRC's closing share price was US$5.09.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"), for an at-the-market equity distribution program (the "ATM Program").

Pursuant to the ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

No common shares have been distributed by the Company under the ATM Program to date.

Update on Material Properties

The Company's principal mineral properties are currently its La Mina, São Jorge, Whistler and Titiribi projects.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof. Additionally, the Company currently plans to maintain each of its projects in good standing.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

La Mina Gold Project

During the year ended November 30, 2021, the Company incurred $385,593 of expenditures on the La Mina Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments.

On September 8, 2021, the Company filed a new technical report, which included an updated mineral resource estimate (an "MRE"), for the La Mina Project titled "NI 43-101 Technical Report GoldMining Inc. La Mina Project Antioquia, Republic of Colombia", with an effective date of July 6, 2021. A copy of such technical report is available under the Company's profile at www.sedar.com.

On January 12, 2022, the Company announced results of a positive Preliminary Economic Assessment ("PEA") prepared in accordance with National Instrument 43-101 on the La Mina Project. The independent PEA provides a compelling base case assessment for a mining operation with additional potential available through proposed exploration of the adjacent La Garrucha deposit. The Project generates a pre-tax net present value (NPV) of $340 million at a 5% discount rate and an after-tax NPV of $232 million with an internal rate or return (IRR) of 14.5% using metal prices of $1,600 per ounce gold, $21 per ounce silver and $3.39 per pound copper.

The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

On February 25, 2022, the Company filed a new technical report, which included a PEA for the La Mina Project titled "NI 43-101 Technical Report and Preliminary Economic Assessment GoldMining Inc. La Mina Project Antioquia, Republic of Colombia", with an effective date of January 12, 2022.  A copy of such technical report is available under the Company's profile at www.sedar.com.

In the first half of 2022, the Company plans to begin a work program which includes a drill program. The program intends to complete infill and step-out drilling southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target. The cost of such work is expected to be approximately $1.9 million. Timing to start and complete any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors.

São Jorge Gold Project

During the year ended November 30, 2021, the Company incurred $150,736 of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, and expenditures for camp maintenance costs.

As part of its current Strategic Review Process, the Company is considering various additional options for potential work at the project in 2022, which includes the commissioning of additional studies on the project, including a PEA. On June 1, 2021, the Company announced that it was initiating a PEA for the project, which is currently expected to be completed in the second half of 2022.

On July 1, 2021, the Company filed a new technical report, which included an updated MRE, for the São Jorge Project, titled "São Jorge Gold Project, Pará State, Brazil", with an effective date of May 31, 2021. A copy of the technical report is available under the Company's profile at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Through initial work on the PEA, the Company identified opportunities to better define and expand existing mineralization which included initiation of a confirmatory infill drill core sampling program. On October 4, 2021, GoldMining announced initial infill assay results from the first two holes assayed as part of an initial fourteen hole infill core sampling program. The confirmatory assay program targets existing unsampled core intervals from previous drill programs at São Jorge Project. Results released include an interval of weak to moderate alteration and mineralization within a previously unsampled interval from 50.0m to 70.0m in hole SJD-094-11, which included gold grades of 0.68 g/t over 2.0 m from 58.0m to 60.0m. Sections of SJD-058-06 from 140.0m to 259.0m, which was drilled as a twinned hole, was unsampled and contained extensive sections of strongly altered and mineralized materials that was sampled and included 1.23 g/t gold over 89.0m from 157.0m to 246.0m.

On November 24, 2021, the Company announced additional confirmatory infill assay results from the first phase of the infill core sampling program and announced that a follow-up phase of additional sampling was justified. Assay results from the infill sampling program confirmed the presence of mineralized intervals of saprolite that included previously unsampled intervals located at surface and generally outside of known mineralization or resource models. The results of the initial infill sampling program justified a follow-up phase of additional sampling which is currently in progress.

Whistler Gold-Copper Project

During the year ended November 30, 2021, the Company incurred $704,915 of expenditures on the Whistler Project which included consulting fees to vendors that provided geological and technical services, camp maintenance costs, annual land fee payments and expenses related to a road access study.

In 2022, the Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2022.

On August 17, 2021, the Company filed a new technical report, which included an updated MRE, for the Whistler Project titled "NI 43-101 Mineral Resource Estimate for the Whistler Project", with an effective date of June 11, 2021 and amended date of issue of October 29, 2021. A copy of such report is available under the Company's profile at www.sedar.com.

Titiribi Gold-Copper Project

During the year ended November 30, 2021, the Company incurred $279,499 of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. In 2022, the Company intends to maintain the Titiribi Project in good standing. The Company has proposed a work program which includes a drill program to be completed in 2022, however the program is currently under application with Antioquia's Secretary of Mines at the Antioquia Government for deferral until the second half of 2022 as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality described in further detail below. If the deferral is not granted, the Company must submit a new two-year exploration program in 2022 to keep the project in good standing.

On August 25, 2021, the Company filed a new technical report, which included an updated MRE, for its Titiribi Project titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia", with an effective date of June 14, 2021. The updated MRE includes an updated resource estimate for the project that contains updated inputs, including increased metals prices and operating cost assumptions.  A copy of such technical report is available under the Company's profile at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

As previously disclosed, in 2017, the Municipal Council of Titiribi passed a resolution respecting the prohibition of mining in the municipality. This resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia ("ATA"). Thereafter, the municipality called a referendum respecting amendment to its applicable zoning to prohibit mining activities in the municipality. In February 2018, the ATA issued a decision allowing the referendum to proceed and the referendum was originally scheduled to proceed in April 2018. Subsequently, the referendum was suspended until further notice. Sunward Resources Sucursal Colombia ("Sunward"), the Company’s subsidiary, commenced a challenge of the ATA's decision and the proposed referendum with the applicable State Council. In October 2018, Sunward was notified that the State Council had declared the February 2018 decision of the ATA regarding the referendum null and void and had ordered the ATA to consider Sunward's arguments and to issue a new ruling on the matter within 15 days. In November 2018, ATA decided to maintain its ruling approving the referendum, and held that the referendum could be scheduled. The Ministry of Mines of Colombia commenced a challenge of ATA's decision in November 2018 before the State Council. In January 2019, the State Council declared ATA's November 2018 decision to be null and void and ordered ATA to consider the Constitutional Court's Unified Sentence SU095, which declares that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Constitutional Court's decision obliges other courts and authorities, including the municipality of Titiribi, to uphold its declaration.

In May 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, the Company plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While the Company believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings, generally.

Other Properties

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Cachoeira Project – the Company indirectly holds a 100% interest in the Cachoeira Project, located in Pará State, Brazil. The Cachoeira Project comprises one contiguous block consisting of three mining and two exploration licences covering approximately 5,677 hectares. In 2014, the Company submitted to ANM an economic assessment plan for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies. The Company notes that such assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

The Company has also submitted an Environmental Impact Assessment in 2013 to SEMA as part of its environmental licensing process, which is ongoing. The Company understands that SEMA's technical review has been completed and that SEMA will submit its technical advice along with the application of the Preliminary License to be endorsed by the Environmental Council of Pará State ("COEMA"). The review and approval of the application submitted by SEMA to COEMA is the last step to receive a preliminary license. The date for the next COEMA board meeting has been set for March 2022.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014, assuming the requisite environmental license has been granted by SEMA.  Such environmental license has not yet been granted. Once the environmental license is granted, the Company must proceed to production or may request a two-year extension. While such extensions have been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company will have an additional six months after the extension to implement an operational mining facility on the Cachoeira Project.

On October 14, 2021, the Company and BRI Mineração Ltda., a wholly-owned subsidiary of the Company, entered into a settlement agreement with an existing third-party royalty holder respecting the settlement of a previously announced outstanding legal claim commenced by the royalty holder in March 2018 respecting claims for annual payments in lieu of royalties. Pursuant to the settlement agreement, the parties agreed to settle the outstanding claim for US$500,000, which amount was satisfied by BRI Mineração Ltda. by paying US$100,000 in cash and delivering 324,723 common shares of the Company on closing of the settlement agreement. Additionally, the existing 1.33% net profits interest royalty held by the royalty holder was replaced by a 0.5% net smelter return royalty pursuant to a new royalty agreement between the parties. Such royalty does not include annual minimum royalty payments and is subject to a right of BRI Mineração Ltda. to repurchase up to one-half of the royalty for US$250,000 payable in Brazilian Real equivalent for a period of seven years after the date of the royalty agreement. Refer to Results of Operations, "Other Items" as discussed below for further details on the accounting impact of this transaction.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

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Boa Vista Project – the Company, through its interest in the Boa Vista Gold ("BVG") joint venture, currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil.  The Boa Vista Project consists of three exploration licenses for a total area of 9,201 hectares.  BVG submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a final report for another exploration license on January 23, 2019 (ANM no.850.643/2006).  The Final Exploration Report for all three exploration licenses was approved by the ANM on November 22, 2019. BVG is required to prepare an Economic Assessment Plan and initiate the Environmental Licensing and submit the application for a Mining Concession to ANM no later than June 2022. Please see "Contractual Obligations – Boa Vista Project" for further information.

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Yarumalito Project – the Company indirectly holds a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The project consists of one unified concession contract with an aggregate area of 1,453 ha, which expires on March 7, 2043 and is renewable for an additional 30 years. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing. The Company has proposed a work program which includes a drill program to be completed in 2022, however the program is currently under application with Antioquia's Secretary of Mines at the Antioquia Government for deferral until the second half of 2022 as a result of restrictions due to the COVID-19 pandemic.  If the deferral is not granted, the Company will need to submit a new two-year exploration program in 2022 to keep the project in good standing.  The drill program will look to upgrade and expand the existing gold and copper resource outlined on the project. Additionally, the project includes approximately 9.96 ha of real estate and 0.36 ha of possession-occupation rights that partially cover the area of diamond drilling and Mineral Resource documented in the Yarumalito Technical Report.

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Yellowknife Project – the Company indirectly holds a 100% interest in the Yellowknife Project located in the Northwest Territories, Canada.  On June 9, 2021, the Company filed an amended and restated technical report for the Yellowknife Project titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" with an effective date of March 1, 2019 (amended June 9, 2021). A copy of such report is available under the Company's profile at www.sedar.com. While the Company had announced the initiation of a PEA on September 23, 2021, the Company has not defined a completion date as it is focusing on other priority projects.

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations for the years ended November 30, 2021, 2020 and 2019 should be read in conjunction with its audited consolidated financial statements and related notes for the year ended November 30, 2021.

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic which continues to cause significant widespread global infections and fatalities. It has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place orders and other restrictions.

In response to the COVID-19 pandemic, the Company implemented various measures designed to ensure the health. and safety of its personnel and other stakeholders, including instituting protocols and work from home procedures at its head office and other offices and operations.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

In addition, as a result of the above-described restrictions and other measures, the Company determined to delay certain work programs that were planned for 2020 and 2021 on certain of its projects due to restrictions on the ability of its personnel and contractors to attend sites. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations. The 2022 exploration program for the La Mina Project is expected to commence in the first half of 2022, which was previously delayed due to the COVID-19 pandemic and restricted the movement of personnel and contractors to the worksite. COVID-19 pandemic restrictions have now been eased in Colombia, allowing work to be initiated. Additionally, COVID-19 pandemic restrictions in other jurisdictions that the Company operates continue to be eased.

In the year ended November 30, 2021, many governments, including in Canada, continued vaccination programs and commenced easing restrictions on certain economic and social activities. Certain jurisdictions in which the Company has projects, such as Brazil and Colombia, have had a slower than expected roll-out of vaccination programs which have had socioeconomic impacts. While restrictions in Colombia and Brazil have eased from the peak of the COVID-19 pandemic, many restrictions remain due to the emergence of COVID-19 variants. The extent to which COVID-19 will continue to impact the Company's operations and projects, including its exploration and development plans, will depend on future developments which are highly uncertain and cannot be predicted at this time. These future developments include the vaccination of populations in the jurisdictions which the Company operates and the measures taken by various government authorities to contain the spread of the COVID-19 virus and its variants. See Risk Factors "Public Health Crises" in the Company's AIF.

Selected Financial Information

The following tables set out selected financial information with respect to the Company's operations for each of the years ended November 30, 2021, 2020 and 2019.

	November 30, 2021	November 30, 2020	November 30, 2019
Total assets ($)	200,155,469	69,425,750	68,275,127
Total non-current liabilities ($)	10,877,455	861,867	816,694
Net income (loss) for the year ($)	100,184,184	(11,087,643)	(6,215,974)
Basic income (loss) per share ($)	0.67	(0.08)	(0.05)
Diluted income (loss) per share ($)	0.66	(0.08)	(0.05)
Weighted average number of shares outstanding basic	149,407,112	146,046,711	137,873,334
Weighted average number of shares outstanding diluted	152,509,190	146,046,711	137,873,334

The Company has not realized any significant revenues in any of such financial periods. The Company did not declare any dividends during the years ended November 30, 2021, 2020 and 2019.

Year ended November 30, 2021, compared to the year ended November 30, 2020

For the year ended November 30, 2021, the Company had consolidated operating income of $108,692,949, compared to an operating loss of $10,873,313 for the year ended November 30, 2020. The increase in operating income was primarily the result of the $123,652,731 of non-cash gains on remeasurement of GRC Shares upon the loss of control of GRC, after GRC's IPO, and upon the loss of significant influence in GRC, following the issuance of a significant number of shares by GRC to acquire Abitibi Royalties and Golden Valley. This was partially offset by increased exploration expenditures, professional fees, share-based compensation and the share of loss in GRC while it was accounted for as an associate. Excluding the gain on remeasurement of GRC Shares and the share of loss in associate, operating losses were $12,029,259 during the year ended November 30, 2021.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

During the year ended November 30, 2021, following GRC's IPO and the resulting loss of control of GRC by the Company, the Company re-measured the value of its retained investment at fair value and recognized a gain of $118,200,828. The Company initially measured its 20 million shares of GRC on completion of the GRC IPO at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021. Following GRC's acquisition of Abitibi Royalties and Golden Valley by issuance of GRC shares and the resulting loss of significant influence over GRC by the Company, the Company re-measured the value of its retained investment at fair value and recognized a gain of $5,451,903 as a result of a gain on remeasurement of GRC shares of $6,309,141 and the reclassified $857,238 from other comprehensive income to profit and loss. The Company remeasured its 20 million shares of GRC on completion of the GRC acquisition of Abitibi Royalties and Golden Valley at $6.04 (US$4.85) per share, based on the closing price of GRC common shares on November 5, 2021.

Share of loss in an associate was $2,930,523 in the year ended November 30, 2021, compared to $nil in the year ended November 30, 2020. Share of loss in associate includes an equity loss of $8,099,526 net of a gain on ownership dilution of $5,169,003, which was recognized upon the Company remeasuring its share of GRC's net assets following the acquisitions of Ely Gold, Abitibi Royalties and Golden Valley by GRC. The Company reported the results of GRC as an associate using the equity method from March 11, 2021 to November 5, 2021.

General and administrative expenses were $2,881,931 in the year ended November 30, 2021, compared to $3,134,111 in the year ended November 30, 2020. The decrease in expenses was primarily the result of decreased investor communication and marketing and general and administrative costs incurred in the current year compared to fiscal 2020 where there was increased transactional activities, including significant expenditures associated with the Company's launch of GRC, which was initiated during the third quarter of fiscal 2020. These decreases were partially offset by costs associated with GRC's IPO and costs incurred as a result of its listing on the NYSE American during the fourth quarter of fiscal 2020, including insurance, transfer agent and regulatory costs.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $1,103,516 in the year ended November 30, 2021, compared to $1,190,218 in the year ended November 30, 2020. This decrease was primarily due to executive bonuses paid in fiscal 2020, which were not paid in fiscal 2021.

Exploration expenses were $2,412,997 in the year ended November 30, 2021, compared to $1,669,212 in the year ended November 30, 2020. The increase was primarily the result of costs associated with initiating PEAs on the Yellowknife and La Mina Projects, updating MREs on the São Jorge and Whistler Projects and costs associated with the road access study for the Whistler Project.

Exploration expenditures incurred in the year ended November 30, 2021 consisted primarily of: exploration and field expenses of $855,970, compared to $384,880 for the year ended November 30, 2020; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $562,260, compared to $175,849 in the year ended November 30, 2020; payroll and employee expenses of $139,041, compared to $165,196 in the year ended November 30, 2020; and other exploration expenses which included land fees required to maintain the projects in good standing of $855,726, compared to $943,287 in the year ended November 30, 2020.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Exploration expenditures on a project basis for the periods indicated were as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2021	2020	November 30, 2021
	($)	($)	($)
Whistler	704,915	485,573	2,886,041
La Mina	385,593	153,404	1,224,806
Yellowknife	336,792	130,287	1,144,741
Titiribi	279,499	227,127	1,835,808
Cachoeira	269,574	287,210	6,740,518
São Jorge	150,736	109,162	1,146,158
Crucero	137,200	45,032	312,386
Almaden	114,290	145,118	259,408
Yarumalito	31,140	82,989	114,129
Rea	3,258	-	269,188
Montes Áureos and Trinta	-	1,668	1,819,966
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	-	1,642	1,566,198
Total	2,412,997	1,669,212	19,560,021

Non-cash share-based compensation expenses were $3,013,479 in the year ended November 30, 2021, compared to $2,624,526 in the year ended November 30, 2020. The increase was primarily the result of share-based compensation recorded by GRC up to the date of its IPO on March 11, 2021, at which point GRC was deconsolidated. Share-based compensation for the year ended November 30, 2021, includes $840,804 and $311,901, respectively, recorded by GRC with respect to the vesting of stock options and performance based restricted shares compared to $nil and $nil, respectively, for the year ended November 30, 2020. During the year ended November 30, 2021, options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.84 per GoldMining Share and are valid for a weighted average period of 4.75 years from their grant dates (year ended November 30, 2020: options were granted to employees and consultants of the Company, which had a weighted average exercise price of $2.48 per GoldMining Share and are valid for a weighted average period of 4.19 years from their grant dates).

Consulting fees paid to corporate development, information technology and human resources service providers were $264,569 in the year ended November 30, 2021, compared to $597,100 in the year ended November 30, 2020. The decrease was primarily the result of lower marketing and corporate development activities in the current year.

Professional fees were $2,166,002 in the year ended November 30, 2021, compared to $1,377,920 in the year ended November 30, 2020. The increase was primarily the result of legal and accounting fees incurred for the Company's ATM Program and legal, accounting, tax and advisory services associated with the launch of GRC, its IPO and related transactions.

During the year ended November 30, 2021, the Company had net income of $100,184,184, of which net income of $100,355,240 was attributable to shareholders of the Company and a net loss of $171,056 was attributable to non-controlling interests, or $0.67 per share on a basic basis and $0.66 on a diluted basis, compared to a net loss of $11,087,643, or $0.08 per share, on a basic and diluted basis, for the year ended November 30, 2020.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Deferred Income Tax Expense

For the year ended November 30, 2021, the Company recognized a deferred income tax expense of $9,011,367 compared to a deferred income tax expense of $nil for the year ended November 30, 2020. The deferred income tax expense was recognized upon the remeasurement of the Company's ownership of 20 million common shares of GRC at fair value upon the loss of control over GRC as a result of its IPO and upon the loss of significant influence over GRC as a result of its acquisition of Abitibi Royalties and Golden Valley.

Other Items

For the year ended November 30, 2021, the Company recognized a gain on settlement of litigation of $760,436. The gain related to the settlement of liabilities of $1,410,180 for $649,744 and related to the settlement of an ongoing litigation matter, as described above under "Cachoeira Project".

Financing costs were $145,687 in the year ended November 30, 2021, compared to $2,807 in the year ended November 30, 2020. The increase was primarily the result of interest incurred on the Company's margin loan, as described above under "Margin Loan".

Three months ended November 30, 2021, compared to the three months ended November 30, 2020

For the three months ended November 30, 2021, the Company had an operating income of $7,023,757, compared to an operating loss of $4,126,327 for the three months ended November 30, 2020. The increase in operating income was primarily the result of a non-cash gain on remeasurement of GRC Shares at fair value based on market prices upon the loss of significant influence of GRC on the date GRC acquired Abitibi Royalties and Golden Valley. This was partially offset by an increase in share of loss in associate, exploration expenses and share-based compensation.

During the three months ended November 30, 2021, following GRC's acquisition of Abitibi Royalties and Golden Valley and the resulting loss of significant influence of GRC by the Company, the Company re-measured the value of its retained investment at fair value and recognized a gain of $5,451,903 as a result of a gain on remeasurement of GRC shares of $6,309,141 and the reclassification of $857,238 from other comprehensive income to profit and loss. The Company remeasured its 20 million shares of GRC on completion of the GRC acquisition of Abitibi Royalties and Golden Valley at $6.04 (US$4.85) per share, based on the closing price of GRC common shares on November 5, 2021.

The Company had a share of gain in associate of $5,007,579 in the three months ended November 30, 2021, compared to $nil in the three months ended November 30, 2020. The Company's share of gain in associate included an equity loss of $3,401,648 net of a gain on ownership dilution of $8,409,227, which was recognized upon the Company remeasuring its share of GRC's net assets following the acquisition of Abitibi Royalties and Golden Valley by GRC. The Company reported the results of GRC as an associate using the equity method from March 11, 2021 to November 5, 2021.

General and administrative expenses were $763,197 in the three months ended November 30, 2021, compared to $1,192,999 in the three months ended November 30, 2020. This decrease was primarily the result of lower investor communications and marketing expenses compared to the third quarter of fiscal 2020, partially offset by increased insurance, transfer agent and regulatory costs as a result of the Company's listing on the NYSE American during the fourth quarter of fiscal 2020.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $235,518 in the three months ended November 30, 2021, compared to $569,824 in the three months ended November 30, 2020. This decrease was primarily due to executive bonuses paid in the fourth quarter of fiscal 2020, which were not paid in the fourth quarter of fiscal 2021.

Exploration expenses were $989,052 in the three months ended November 30, 2021, compared to $767,397 in the three months ended November 30, 2020. The increase was primarily the result of costs associated with the PEAs and the Whistler Project road access study.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Exploration expenditures incurred in the three months ended November 30, 2021, consisted primarily of: exploration and field expenses of $253,753, compared to $83,247 in the three months ended November 30, 2020; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $163,324, compared to $52,364 in the three months ended November 30, 2020; payroll and employee expenses of $30,094, compared to $41,515 in the three months ended November 30, 2020; and other exploration expenses which included land fees required to maintain the projects in good standing of $541,881, compared to $590,271 in the three months ended November 30, 2020.

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the three months ended
	November 30, 2021	November 30, 2020
	($)	($)
Whistler	411,740	310,048
Cachoeira	171,878	189,726
Yellowknife	133,667	88,760
La Mina	133,334	56,619
Titiribi	68,463	41,934
São Jorge	45,240	21,784
Almaden	12,810	(1,339)
Yarumalito	8,585	14,850
Rea	3,258	-
Crucero	77	45,032
Montes Áureos and Trinta	-	-
Surubim	-	-
Batistão	-	-
Other Exploration Expenses	-	(17)
Total	989,052	767,397

Non-cash share-based compensation expenses were $742,324 in the three months ended November 30, 2021, compared to $648,109 in the three months ended November 30, 2020. The increase was primarily the result of a higher number of share option grants during the three months ended November 30, 2021, compared to the same period of the prior year. During the three months ended November 30, 2021, options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.83 per GoldMining Share and are valid for a period of 5 years from their grant dates (three months ended November 30, 2020: options granted to employees and consultants of the Company, had a weighted average exercise price of $2.88 per GoldMining Share and are valid for a period of 5 years from their grant dates).

Consulting fees paid to corporate development, information technology and human resources service providers were $43,776 in the three months ended November 30, 2021, compared to $208,903 in the three months ended November 30, 2020. The decrease was primarily the result of lower marketing and corporate development activities in the current period.

Professional fees were $616,078 in the three months ended November 30, 2021, compared to $683,804 in the three months ended November 30, 2020. The decrease was primarily the result of decreased fees for legal, accounting, tax and advisory services, associated with the launch of GRC in the comparative period.

During the three months ended November 30, 2021, the Company's net income was $5,919,253, or $0.04 per share on a basic and diluted basis, compared to a net loss of $4,095,111, or $0.03 per share, on a basic and diluted basis, for the three months ended November 30, 2020.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Deferred Income Tax Expense

For the three months ended November 30, 2021, the Company recognized a deferred income tax expense of $1,022,889, compared to a deferred income tax expense of $nil for the three months ended November 30, 2020. The deferred income tax expense was recognized upon the remeasurement of the Company's ownership of 20 million common shares of GRC at fair value upon the loss of significant influence over GRC as a result of its acquisition of Abitibi Royalties and Golden Valley.

Other Items

For the three months ended November 30, 2021, the Company recognized a gain on settlement of litigation of $93,050. The gain related to the settlement of liabilities of $1,410,180 for $649,744 and related to the settlement of an ongoing litigation matter, as described above under "Cachoeira Project". The gain on settlement of litigation recorded for the three months ended November 30, 2021 reflects the adjustment between the initial estimate of the final settlement amount as at August 31, 2021 and the actual final amount on October 14, 2021.

Financing costs were $137,725 in the three months ended November 30, 2021, compared to $466 in the three months ended November 30, 2020. The increase was primarily the result of interest incurred on the Company's margin loan, as described above under "Margin Loan".

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

			Diluted
For the quarter ended	Net income (loss)	Basic income (loss) per share	income (loss) per share
	($)	($)	($)
November 30, 2021	5,919,253	0.04	0.04
August 31, 2021	(6,985,309)	(0.05)	(0.05)
May 31, 2021	104,168,847	0.70	0.68
February 28, 2021	(2,918,607)	(0.02)	(0.02)
November 30, 2020	(4,095,111)	(0.03)	(0.03)
August 31, 2020	(3,226,411)	(0.02)	(0.02)
May 31, 2020	(1,906,637)	(0.01)	(0.01)
February 29, 2020	(1,859,484)	(0.01)	(0.01)

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended November 30, 2021, the Company's positive net income was primarily the result of the Company's non-cash gain resulting from re-measuring its retained interest in GRC at the fair value of its 20 million GRC common shares on November 5, 2021, the date GRC completed its acquisition of Abitibi Royalties and Golden Valley and the Company lost its significant influence over GRC. During the three months ended August 31, 2021, net loss was higher compared to other quarters as a result of the Company's share of loss in associate. During the three months ended May 31, 2021, the Company's positive net income was primarily the result of a non-cash gain resulting from re-measuring its retained interest in GRC at fair value following the loss of control of GRC as a subsidiary and the start of significant influence and equity accounting on March 11, 2021, the date GRC completed its IPO. During the three months ended November 30, 2020, net loss was higher compared to other quarters as a result of increased share-based compensation due to the increase in the Company's share price during the period and increased transactional activities.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at November 30,	As at November 30,
	2021	2020
	($)	($)
Cash and cash equivalents	11,658,308	9,193,089
Working capital	(1,296,408)	7,065,368
Total assets	200,155,469	69,425,750
Total current liabilities	13,573,616	3,056,674
Accounts payable and accrued liabilities	991,913	2,573,937
Total non-current liabilities	10,877,455	861,867
Shareholders' equity	175,704,398	64,302,795
Non-controlling interests	-	1,204,414

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at November 30, 2021, the Company had cash and cash equivalents totalling $11,658,308 compared to $9,193,089 at November 30, 2020, and $618,900 in other current assets compared to $928,953 at November 30, 2020. The increase in cash and cash equivalents was primarily the result of cash received on the initial draw-down of the Company's margin loan, partially offset by the deconsolidation of cash held by GRC when it ceased to be a subsidiary of the Company on March 11, 2021 and operating expenditures incurred during the period. Additional cash outflows resulted from the acquisition of a royalty by GRC prior to its deconsolidation, the repayment of the Company's short-term credit facility, transaction costs and fees associated with the margin loan, which was partially offset by cash inflows from the exercise of share options and proceeds received from GRC's private placement prior to its deconsolidation, as discussed below under "Cash Flows".

The Company had accounts payable and accrued liabilities of $991,913 as at November 30, 2021, compared to $2,573,937 as at November 30, 2020. The decrease in accounts payable and accrued liabilities of $1,582,024 was primarily the result of a $625,097 reduction in the advanced royalty accrual for the Cachoeira Project as discussed above under "Other Items" and payment of annual land dues of $295,733 for the Whistler Project which was included in accounts payable and accrued liabilities at November 30, 2020. Further, as a result of the deconsolidation of GRC on March 11, 2021, the date GRC ceased to be a subsidiary, an amount of $292,698 that was included in accounts payable and accrued liabilities at November 30, 2020, was deconsolidated. The decreases in accounts payable and accrued liabilities was partially offset by an increase related to expenditures associated with the Company's ATM Program. As at November 30, 2021, the Company had working capital (current assets less current liabilities) of negative $1,296,408 compared to $7,065,368 at November 30, 2020.

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees, and camp maintenance costs. Management currently believes that cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after the initial maturity of the credit facility will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

The Company believes that cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after its maturity will provide it with sufficient capital resources to meet its obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

Contractual Obligations	Payments Due by Period
	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	210,013	138,448	71,565	-	-
Mineral Rights Agreement - Boa Vista Project(1)	731,901	-	731,901	-	-
Mineral Property Option Agreement - Surubim Project(2)	803,399	-	803,399	-	-
Surface Rights Lease Agreement - La Mina Project(3)	134,185	63,897	70,288	-	-
Total Contractual Obligations	1,879,498	202,345	1,677,153	-	-
(1)	Payment is converted from R$3,220,000 to C$731,901 using the period end exchange rate of R$4.3995/C$1.
(2)	Payment is converted from US$628,660 to C$803,399 using the period end exchange rate of US$0.7825/C$1.
(3)	Payment is converted from US$105,000 to C$134,185 using the period end exchange rate of US$0.7825/C$1.

General and Administrative

The Company is renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $210,013, which includes $3,023 related to low value assets and $75,710 related to short-term leases on the date of initial application. The remaining $131,280 in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the year ended November 30, 2021.

Mineral Projects

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG"), and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement on February 11, 2010, as amended January 16, 2011, March 23, 2015, May 30, 2019 and July 20, 2020, pursuant to which Regent acquired its interest in certain exploration licences by making cash payments. Pursuant to the amendment on July 20, 2020, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020 (deferred to October 2020 and paid);
●	US$40,000 (payable in R$ equivalent) in July 2021 (paid); and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration licence will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licences for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency) ("ANM") granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020 (paid);
●	US$25,000 in December 2020 (paid);
●	US$25,000 in June 2021 (paid);
●	US$25,000 in December 2021(paid);
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended November 30, 2021, was $7,916,177, compared to $7,587,521 in the year ended November 30, 2020. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, professional fees and directors' fees, salaries and benefits and costs incurred related to the launch of GRC and its IPO.

Investing Activities

Net cash used in investing activities during the year ended November 30, 2021 was $2,387,620, compared to $1,294,675 during the year ended November 30, 2020. The net cash used in investing activities was primarily related to the deconsolidation of GRC's cash in the amount of $2,480,709 as it ceased to be a subsidiary of the Company upon the completion of its IPO. Further, during the year ended November 30, 2021, the Company invested $48,510 in exploration and evaluation assets compared to $918,669 during the year ended November 30, 2020 and invested $230,614 in royalty acquisition costs compared to $nil during the year ended November 30, 2020.

Financing Activities

Net cash provided by financing activities during the year ended November 30, 2021, was $12,765,518, compared to $11,332,431 during the year ended November 30, 2020. Net cash provided by financing activities was primarily related to proceeds received from the margin loan of $11,965,616 compared to $nil in the year ended November 30, 2020 and cash received from the exercise of options during the year ended November 30, 2021, in the amount of $1,131,594 compared to $7,459,636 received from the exercise of options and warrants during the year ended November 30, 2020. During the year ended November 30, 2021, share subscriptions in the amount of $137,428 were received in connection with GRC's private placement, which closed on December 4, 2020, compared to $3,584,717 received during the year ended November 30, 2020. GRC was a consolidated subsidiary of the Company and its transactions were reflected in the consolidated cash flow through to the date it ceased to be a subsidiary of the Company on completion of the IPO on March 11, 2021. Following the IPO, the consolidated cash flows of the Company no longer reflect the cash flows of GRC. During the year ended November 30, 2021, lease payments were made in the amount of $114,213 compared to $101,922 during the year ended November 30, 2020, and interest and principal repayments were made in the amount of $354,907 on the Company's short-term credit facility compared to proceeds received of $350,000 during the year ended November 30, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the year ended November 30, 2021, the Company incurred the following related party transactions:

●

During the year ended November 30, 2021, the Company incurred $21,000 (compared to $46,164 for 2020) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2021, $nil was payable to such related party compared to $3,675 as at November 30, 2020. The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2021 was $23,398 compared to $216,855 during the year ended November 30, 2020, using the Black-Scholes option pricing model.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

●

During the year ended November 30, 2021, the Company incurred $31,598 (compared to $80,538 for 2020) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at November 30, 2021, $nil was payable to such related party compared to $5,341 as at November 30, 2020.

Trade payables at November 30, 2021 include $53,339 due to certain key management personnel for expenses incurred on behalf of the Company compared to $314,123 at November 30, 2020.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the year ended November 30, 2021 and 2020 comprised of:

	For the year ended
	November 30,
	2021	2020
	($)	($)
Management Fees	177,630	249,945
Director and Officer Fees	320,109	470,634
Share-based compensation	1,267,154	822,871
Total	1,764,893	1,543,450

As at November 30, 2021, $20,793 was payable to key management personnel for services provided to the Company compared to $20,997 as at November 30, 2020. Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the former Chief Executive Officer, who is also a director of the Company, the Chief Executive Officer and the Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of Impairment Indicators for Exploration and Evaluation Assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Investment in Gold Royalty Corp.

In March 2021, following the completion of GRC's IPO as discussed under "Initial Public Offering of Gold Royalty Corp. and Subsequent GRC Developments", the Company's ownership in GRC decreased from 87.6% to 48.1%.

GRC's board of directors appoints officers and management of GRC and approves its operating, investing and financing decisions. Prior to the completion of the IPO, significant decisions related to GRC's activities required approval by both GRC and the Company's boards of directors.  Subsequent to the completion of the IPO, the Company continued to have two directors on GRC's board of directors, however, a majority of GRC directors were independent of the Company.  Significant operational, investing and financing decisions by GRC no longer require approval of the Company.  With reduced board representation and ownership percentage, and a substantially separate management team in place for GRC, the Company determined that it had significant influence, rather than control, over GRC.  The Company reported the results of GRC as an associate using the equity method effective March 11, 2021.

On August 23, 2021, following GRC's acquisition of Ely Gold as discussed under "Acquisition of Ely Gold Royalties Inc. by GRC", the Company's ownership in GRC decreased from 48.1% to 27.6%. Post ownership dilution, two of the Company's directors remained members of GRC's board of seven directors. The Company continued to have the ability to exercise significant influence over GRC following the acquisition of Ely Gold.

On November 5, 2021, GRC completed the acquisition of Abitibi Royalties and Golden Valley as discussed under"Acquisitions of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd. by GRC", by issuing 31,625,931 GRC common shares and 29,478,269 GRC common shares, respectively to the shareholders of Abitibi and Golden Valley. Following GRC's acquisition of Abitibi and Golden Valley, the Company's ownership in GRC further decreased from 27.6% to 14.9% and GRC added an additional board member who is unrelated to the Company. Post closing, two of the Company's directors remained members of GRC's board of eight directors; however, one of the two has announced a decision not to seek reappointment further diluting the Company's influence over GRC's board. The Company does not have an investor agreement and has no specific right to appoint directors of GRC other than in its capacity as a shareholder. Additionally, following the Abitibi and Golden Valley acquisition GRC has two other significant (greater than 5%) shareholders, further reducing the Company's influence.

As the Company's ownership of GRC fell below 20% following the acquisition of Abitibi and Golden Valley, there is a presumption that the Company does not have significant influence. The Company considered all factors presented, including representation on the investee's board of directors, participation in policy making processes, material transactions between the entity and the investee, interchange of managerial personnel and provision of essential technical information. Based on the analysis performed, the Company concluded it no longer had significant influence over GRC and has accounted for its ownership in the common shares of GRC as an investment in GRC initially recognized at fair value and subsequently measured at FVTOCI effective November 5, 2021.

Adoption of New Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standards effective December 1, 2020.

Amendments to IFRS 3 Definition of a Business

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations ("IFRS 3"). The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Effective December 1, 2020, the Company prospectively adopted the new IFRS 3 accounting standard which did not have an impact on the consolidated financial statements for the year ended November 30, 2021.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Investments in Associates

Investments over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investment. Adjustments are made to align any inconsistencies between the Company's accounting policies and its associate's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associates. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Where the Company loses control of an entity and it is reclassified as an associate the Company will remeasure the value of its retained investment at fair market value. A gain or loss will be recognized for the difference between the net amount of the change in interest and the fair value of a retained interest or any consideration received or paid. As of the date of loss of control the Company will cease to consolidate the results of the entity and report its results as an associate using the equity method of accounting.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, short-term investments, reclamation deposits and investment in GRC. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan payable and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture, due to related parties and government loan amounts approximate fair value due to their short terms to settlement. The Company's margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as there is no significant change in the underlying credit and market rate risks. The Company's short-term investment and investment in GRC are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair values of short-term investment and investment in GRC are determined by obtaining the quoted market price of the short-term investment or investment in GRC and multiplying it by the quantity of shares held by the Company. The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.17%.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, Brazilian Reals, Colombian Pesos and the Canadian dollar. Exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries' functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors its foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2021	2020
	($)	($)
Assets
United States Dollar	138,692,454	3,534,664
Brazilian Real	17,610	12,085
Colombian Peso	183,151	40,162
Total	138,893,215	3,586,911

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $12,724,627.

The impact of a Canadian dollar change against United States Dollar on investment in GRC by 10% at November 30, 2021 would have an impact, net of tax, of approximately $11,252,804 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on the Company's other financial instruments based on balances at November 30, 2021 would have an impact of $392,163 on net income for the year ended November 30, 2021.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents, lease liabilities and government loan payable are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in 3-month USD LIBOR would not have a significant impact on net income for the year ended November 30, 2021. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at November 30, 2021, the Company has negative working capital (current assets less current liabilities) of $1,296,408.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and margin loan are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances and ownership of liquid assets at its disposal. The Company also owns 20 million shares of NYSE listed Gold Royalty Corp. (closing share price as of November 30, 2021 of US$5.09 reflects a value of US$101,800,000). On January 18, 2022, GRC announced a quarterly cash dividend of US$0.01 per common share to be paid quarterly starting on March 31, 2022 which would amount to quarterly dividend payments of US$200,000 to be received by the Company. GoldMining believes that its cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after its maturity will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Other price Risk

The Company is exposed to equity price risk as a result of holding an investment in GRC. The Company does not actively trade this investment. The equity prices of this investment is impacted by various underlying factors including commodity prices. Based on the Company's investment in GRC held as at November 30, 2021, a 10% change in the equity price of this investment would have an impact, net of tax, of approximately $11,252,804 on other comprehensive income for the year ended November 30, 2021.

Outstanding Share Data

As of the date hereof, the Company has 150,447,361 GoldMining Shares outstanding.  In addition, the following options and restricted share rights outstanding are summarized below.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Share Options

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
March 1, 2022	1.74	50,000
April 4, 2022	1.75	30,000
July 8, 2022	2.28	65,000
July 22, 2022	1.69	2,530,000
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	310,000
March 29, 2023	1.21	100,000
March 30, 2023	2.09	130,380
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,760,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 24, 2024	0.96	25,000
August 7, 2024	1.05	1,885,500
November 25, 2024	1.05	249,000
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,525,000
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
		12,316,325

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As of the date of this MD&A, there are 50,000 restricted share rights outstanding, which are convertible into 50,000 GoldMining Shares.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Management's Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the "CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosure.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

As of the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of the CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian National Instrument 52–109 ("NI 52–109"). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of November 30, 2021, the disclosure controls and procedures (as defined in NI 52-109) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Canada under NI 52-109.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting include policies and procedures that:

●	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
●	provide reasonable assurance that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2021, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Limitations on Controls and Procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2021

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.